SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2020

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)
REPORT ON FORM 6-K

Attached is the English translation of the letter dated June 4, 2020, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

In compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

Integral Result for the nine-month period (in ARS thousands)	03/31/2020	03/31/2019

Gain / Loss attributable to:
Company’s shareholders	(1,762,294)	(6,837,351)
Non-controlling interests	91,275	203,530

Equity Composition:
Capital stock	126,014	126,014
Comprehensive adjustment of capital stock	3,211,192	3,211,192
Additional paid-in capital	9,167,337	9,167,337
Legal Reserve	126,729	126,729
Futures Dividends Reserve	30,018,426	30,712,156
Reserve Resolution CNV 609/12	8,760,914	8,760,914
Special Reserve	142,683	39,970,570
Changes in non controlling interest	(171,981)	(118,524)
Retained earnings	(1,762,294)	(22,251,363)
Other comprehensive income	(9,069)	-
Total attributable to the company's shareholders	49,609,951	69,705,025
Non-controlling interest	2,962,708	3,302,241
Total Shareholders’ Equity	52,572,659	73,007,266

In compliance with Section o) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050, divided into 126,014,050 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

Shareholders	Shares	Stake
IRSA Inversiones y Representaciones Sociedad Anónima[1]	101,624,666	80.65%
Minority Shareholders	24,389,384	19.35%

Below are the highlights for the nine-months period of Fiscal Year 2020 ended March 31, 2020:

  ●
Net result for the nine-month period of fiscal year 2020 lost a loss of ARS 1,671 million compared to a loss of ARS 6,634 million in the same period of 2019. This lower loss is explained by higher results due to changes in the fair value of the Limited investment properties offset by a greater loss in net financial results   ..

  ●
The company's adjusted EBITDA for the nine-month period of fiscal year 2020 reached ARS 5,152 million, decreasing by 3.1% in real terms compared to the same period in 2019. Adjusted EBITDA for Shopping Malls segment decreased by 16,6%, while Adjusted EBITDA for the office segment increased by 11.9%.

  ●
On March 20, as a consequence of the social, preventive and compulsory lockdown due to the COVID-19 pandemic, the shopping malls throughout the country were closed, working exclusively those stores dedicated to essential activities such as pharmacies, supermarkets and banks. The impact will be reflected mainly in the Financial Statements of the 4th quarter of FY 2020 as it only affected 10 days of operations this quarter.

  ●
Shopping Malls´ tenant sales fell by 3.7% in real terms in the nine-month period of 2020 compared to the same period in 2019. In the third quarter, tenant sales decreased by 11.9% mainly due to the impact of the last 10 days of March without operations. Portfolio occupancy remains at 95% levels.

  ●
Regarding the Office segment, although most of our tenants have been working at home since mandatory quarantine was decreed, they are operating under strict safety and hygiene protocols.

 1 Includes the stake of E-Commerce Latina S.A. and Tyrus S.A (Subsidiares of IRSA Inversiones y Representaciones Sociedad Anónima)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for relationship with the markets
Dated: June 4, 2020